The accompanying notes are an integral part of these financial statements. 4
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2021

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______________ to _______________

Commission File Number 001-37504

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Provident Bank 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Provident Bancorp, Inc.
5 Market Street
Amesbury, Massachusetts 01913

THE PROVIDENT BANK 401(k) PLAN

Financial Statements

and

Supplemental Schedule

As of December 31, 2021 and 2020

For the Year Ended December 31, 2021

THE PROVIDENT BANK 401(k) PLAN

TABLE OF CONTENTS

The following financial information is submitted herewith:

All schedules, except as listed above, that are required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan participants of The Provident Bank 401(k) Plan (Formerly the SBERA 401(k) Plan as adopted by The Provident Bank):

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Provident Bank 401(k) Plan (the Plan) as of December 31, 2021 and 2020, and the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Caron & Bletzer, PLLC

We have served as the Plan’s auditor since 2021

Kingston, NH

June 27, 2022

THE PROVIDENT BANK 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2021 and 2020

	At December 31,
	2021	2020
Investments, at fair value:
Provident Bancorp, Inc. common stock	$12,602,112	$—
Mutual funds	17,633,430	—
Investment - Plan interest in SBERA Common Collective Trust	—	22,015,550
Total investments	30,235,542	22,015,550
Receivables:
Participant contributions	77	—
Employer contributions	75,479	57,920
Notes receivable from participants (see Note 2)	321,305	343,459
Total receivables	396,861	401,379
Net assets available for benefits	$30,632,403	$22,416,929

The accompanying notes are an integral part of these financial statements.

THE PROVIDENT BANK 401(k) PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2021

ADDITIONS
Investment Income:
Plan interest in Savings Banks Employees Retirement Association ("SBERA") Common Collective Trust
net investment income	$1,402,811
Net appreciation in fair value of investments	4,552,622
Dividend income	340,828
Interest income on notes receivable from participants	17,398
Total investment income	6,313,659
Contributions:
Participant	1,260,696
Employer	899,286
Rollover	643,617
Total contributions	2,803,599
Total additions	9,117,258

DEDUCTIONS
Benefits paid to participants	848,418
Administrative fees	53,366
Total deductions	901,784
Net increase	8,215,474
Net assets available for benefits - beginning of year	22,416,929
Net assets available for benefits - end of year	$30,632,403

The accompanying notes are an integral part of these financial statements.

THE PROVIDENT BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 and 2020

1. Description of the Plan

The following description of The Provident Bank 401(k) Plan (the “Plan”) (formerly the SBERA 401(k) Plan as Adopted by The Provident Bank) provides only general information. Participants should refer to the Plan document and the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of The Provident Bank (the “Bank”). The Bank is a wholly-owned subsidiary of Provident Bancorp, Inc. (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Through February 28, 2021, the Plan was administered by Savings Banks Employees Retirement Association (“SBERA”) which had overall responsibility for the operation and administration of the Plan. During this time the Plan participated in the SBERA Common Collective Trust (the “Trust”). Under the Trust agreement, the Plan owned a portion of the net assets of the Trust. Within the Trust, each of the member banks’ plan assets are jointly invested and the return on the assets is allocated to each plan based on the percentage of ownership each plan has in the Trust’s net assets. Contributions made to and benefits paid from the Trust for the Plan resulted in increases or decreases in the Plan’s ownership percentage in the net assets of the Trust. On March 1, 2021, the Plan’s interest in the Trust terminated and the assets of the Plan transferred to Principal Trust Company (“Principal”).

Eligibility Requirements

To become eligible for participation, an employee must have reached 21 years of age.

Contributions

Each year, participants may contribute to the Plan a percentage of their annual compensation, on a pre-tax or after-tax (“Roth”) basis, as defined in the Plan, up to 100% of eligible compensation subject to the maximum amount allowable under the provisions of the Internal Revenue Code (“IRC”).  Prior to March 1, 2021, participants could contribute up to 75% of eligible compensation subject to the maximum amount allowable under the provisions of the IRC. Participants who have attained age 50 before the end of the plan year are also eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans or defined contribution plans  (“rollovers”). Participants direct the investment of their contributions into various investment options offered by the Plan.

Effective March 1, 2021, eligible employees are automatically enrolled in the Plan with a pre-tax deferral contribution of 3%, unless they complete a waiver indicating they do not wish to participate in the Plan or they make an affirmative election.

The Bank makes a safe harbor contribution to eligible participants, equal to 100% of participant deferrals, up to 6% of each participant’s eligible compensation contributed to the Plan. For the plan year ended December 31, 2021, the Bank made safe harbor contributions totaling $899,286. The Bank may also make a  nonelective contribution to eligible employees, as determined by the Board of Directors. There were no discretionary contributions made during the plan year ended December 31, 2021. To be eligible for nonelective contributions, participants must be employed on the last day of the Plan year and complete 1,000 hours of service during the Plan year. Prior to March 1, 2021, participants also needed to complete one year of service to share in this contribution.

Participant Accounts

Effective March 1, 2021, each participant’s account is credited or charged with contributions, investment income and administrative expenses. Investment income, including realized and unrealized gains and losses, and expenses are allocated to participants’ accounts based on each participant’s account balance within each fund. Participants determine the percentage in which contributions are to be invested in each fund. Participants may change their investment options as set forth in the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Prior to March 1, 2021 each participant’s account was credited with the participant’s contribution, the Bank’s contributions and an allocation of Plan earnings. Allocations were based on the participant’s earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant was entitled was the benefit that could be provided from the participant’s vested account.

Investments

The Plan currently offers the option to invest in Company Common Stock as well as a variety of mutual funds. Prior to March 1, 2021, the Plan offered a variety of unitized funds comprised of investments held in the Trust.

Vesting

Participants are vested immediately in their contributions and the Bank’s safe harbor contributions, plus actual earnings thereon. Vesting in the Bank’s discretionary contributions plus earnings thereon is based on years of continuous service. A participant is 100% vested after three years of credited services.

Forfeitures

When certain terminations of participation in the Plan occur, the nonvested portion of the participant’s account represents a forfeiture, as defined by the Plan. Forfeitures are first used to restore re-employed participants’ accounts. Any remaining forfeitures may be used to pay administrative expenses, to reduce Bank contributions, or may be allocated to participants.   During 2021, $447 of forfeitures were used to reduce Bank contributions and $8 were used for eligible plan expenses. There were $1,162 and $447 in unallocated forfeitures at December 31, 2021and 2020, respectively.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance reduced by any outstanding loan balance on the date a new loan is made.  The loans are secured by the balance in the participant’s account. All loans must be repaid within five years unless the proceeds are used for the purchase of a primary residence, in which case a longer repayment period is allowed. No more than two loans may be outstanding at any time. Principal and interest is generally paid ratably through payroll deductions each pay period.

Payment of Benefits

Upon termination of service, retirement or death, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in a lump-sum amount, installment payments or partial withdrawals. Effective March 1, 2021, distributions are also allowed in the form of annuity payments. In-service withdrawals from the participant’s account are available upon reaching age 59½. A participant may withdraw from their rollover account at any time. If a participant’s vested account balance is $1,000 or less, the Plan Administrator can distribute the entire balance in a lump-sum amount.

Hardship Withdrawals

Hardship withdrawals are available from the participant’s elective deferral account, including earnings thereon, in order to meet a participant’s immediate and heavy financial need.

2. Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA.

Use of Estimates

The preparation of financial statements in conformity with GAAP and the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments at December 31, 2021 and the Plan’s investment in the Trust at December 31, 2020 are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 4 for discussion of Fair Value Measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the period from March 1, 2021 through December 31, 2021.  The Plan’s sole investment at December 31, 2020 was its interest in the Trust, it recognized income based on its share of the income and loss derived from the underlying assets of the Trust. Plan interest in SBERA Common Collective Trust net investment income includes interest and dividend income and the Plan’s gains and losses on investments bought and sold as well as held for the period from January 1, 2021 through February 28, 2021.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are charged against participant accounts when incurred. No allowance for credit losses has been recorded as of December 31, 2021 and 2020.  Defaulted notes receivable from participants, if applicable, are reclassified as distributions based upon the terms of the Plan document. The amounts reported on the accompanying Statements of Net Assets Available for Benefits as of December 31, 2020  represent the Plan’s portion of notes receivable from participants recorded by the Trust.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Administrative Expenses

Subsequent to the transfer to Principal on March 1, 2021, substantially all administrative expenses incurred by the Plan are paid by the Plan. Investment related expenses are included in net appreciation in fair value of investments.

Prior to the transfer to Principal on March 1, 2021, administrative expenses were paid directly by the Trust and reflected in the Plan’s share of the Trust net investment activity. In addition, included within the Plan’s interest in SBERA Common Collect Trust net investment income, in the accompanying Statement of Changes in Net Assets Available for Benefits, are certain investment related expenses.

3. Risk and Uncertainties

The Plan provides for various investment options which are exposed to various risks, including interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances, the amounts reported in the statements of net assets available for benefits, and the amounts reported in the statement of changes in net assets available for benefits.

4. Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 -	Inputs to the valuation methodology are unadjusted quoted market prices for identical assets or liabilities in active markets that the Trust has the ability to access.
Level 2 -

Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; or inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 -	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Certain investments are measured using the net asset value (“NAV”) as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. These investments measured using the NAV practical expedient in Fair Value Measurement (Topic 820) are exempt from categorization in the fair value hierarchy.

Following is a description of the valuation methodologies used for assets measured at fair value by the Plan. There have been no changes in the methodologies used at December 31, 2021 and 2020.

Provident Bancorp, Inc. common stock: Valued at fair value based on quoted market prices.

Mutual funds:  Valued at the daily closing price reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the SEC. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common collective trusts: Valued at the net asset value (“NAV”) of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments, selected by the participants, held by the fund less its liabilities. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of a collective trust fund, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

Prior to March 1, 2021, all of the Plan’s investments were held in the Trust, which was established for the investment of assets of the Plan and several other member bank sponsored retirement plans. Each participating retirement plan has a divided interest in the Trust. The assets of the Trust are held by several custodians. The Trust allows for daily redemptions. The Plan does not have any unfunded commitments.

The value of the Plan’s interest in the Trust is based on the beginning of year value of the Plan’s interest in the Trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses plus the Plan’s portion of notes receivable from participants held as of the plan year end. At December 31, 2020, the Plan’s interest in the Trust was approximately 1.12%. Investment income and administrative expenses relating to the Trust are allocated to the individual plan based upon monthly balances invested by each plan.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2021:

		Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Common Stock	$12,602,112	$12,602,112	$—	$—
Mutual funds	17,633,430	17,633,430	—	—
Investments measured in the fair value hierarchy	30,235,542	30,235,542	—	—
Total investments at fair value	$30,235,542	$30,235,542	$—	$—

The following table presents the net assets of the Trust as well as the Plan’s respective interest in trust balances as of December 31, 2020:

	Trust Balances	Plan's Interest in Trust Balances
ASSETS
Investments at fair value:
Collective funds:
Fixed income	$427,862,902	$731,966
Equity	502,502,776	2,640,818
Diversified	168,114,754	3,359,884
Total collective funds	1,098,480,432	6,732,668
Equity securities	552,382,089	13,498,464
Mutual funds	177,210,620	438,413
Limited partnerships	58,587,503	84,400
Hedge funds	23,425,528	2,931
Certificates of deposit	10,253,129	—
Total investments at fair value	1,920,339,301	20,756,876
Cash and cash equivalents	46,807,786	1,260,098
Interest and dividends accrued on investments	12,074,136	34,920
Accounts receivable and prepaid benefits	765,886	—
Contributions receivable	37,146,000	—
Notes receivable from participants	11,109,366	343,459
Total Assets	2,028,242,475	22,395,353
LIABILITIES
Accrued operating and other expenses	13,829,085	36,344
Net assets available for benefits in the Trust	$2,014,413,390	$22,359,009

The following table presents the net investment income of the Trust for the period from January 1, 2021 through February 28, 2021:

Investment income:
Interest and dividends	$7,102,116
Net realized gains	35,883,323
Net unrealized appreciation	27,084,345
Total investment income	70,069,784
Administrative expenses	(1,421,450)
Total net investment income	68,648,334
Portion allocated to this Plan:
Investment income	1,402,811
Interest income on notes receivable from participants	3,036
Total net investment income allocated to this Plan	$1,405,847

5. Continuance of the Plan

The Bank has the right under the Plan to terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants become fully vested and are entitled to receive their respective shares of the Plan’s net assets after payment of all liabilities and expenses. At December 31, 2021, the Plan had not expressed any intention to terminate and expects to continue the Plan indefinitely.

6. Tax Status

Effective March 1, 2021 the Bank adopted a volume submitter plan document for which the Internal Revenue Service (“IRS”) has determined and informed the sponsor of the volume submitter plan document by a letter dated August 8, 2014 that the volume submitter plan document and related trust adopted by the plan sponsor are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the opinion letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC and therefore believes that the Plan is qualified, and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7. Related Party and Party-in-Interest Transactions

Section 3(14) of ERISA defines a party-in-interest to include, among others, fiduciaries or employees of the Plan, any person who provides services to the Plan or an employer whose employees are covered by the Plan. Accordingly, loans to participants and the management of investments held by the custodians are considered party-in-interest transactions.

The Plan offers the Company’s stock as an investment option for Plan participants. Balances of the Plan sponsor’s company stock was $12,602,112 as of December 31, 2021 and the value held in the Trust and allocated to participants was $8,090,220 as of December 31, 2020.

For the period from January 1, 2021 through February 28, 2021 Northeast Retirement Services (“NRS”), by contract with the approval of the Board of Trustees of SBERA and NRS, provided consulting, recordkeeping and other services in connection with the administration of the 401(k) plan for SBERA. The costs associated with these services were funded by an assessment on each SBERA employer member on a quarterly basis for their proportionate share. In 2020 the rate for the 401(k) plan was $929.50 per employer member ($1,229.50 for plans with over 100 participants) per quarter, plus $21.00 per active participant per quarter ($24.00 for member with company stock), plus an additional 1.25 basis point assessment on assets. The Plan’s interest in the trust terminated prior to the end of the first quarter of 2021 and the Plan was not subject to these fees, however, a one-time termination fee of $1,500 was assessed and paid by the Company. Prior to the transfer to Principal, the Plan invested in a common collective trust managed by SBERA, the Trustee of the Plan. Therefore, this also qualified as a party-in-interest transaction.

8. Subsequent Events

The Bank has evaluated subsequent events through the date the financial statements were issued.

SUPPLEMENTAL SCHEDULE

THE PROVIDENT BANK 401(k) PLAN

EIN: 04-3497377, PLAN NUMBER: 002

Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at end of year)

December 31, 2021

		(c) Description of Investment
	(b) Identity of Issue, Borrower,	(Including Maturity Date, Rate of Interest,		(e) Current
(a)	Lessor or Similar Party	Collateral, Par or Maturity Value)	(d) Cost	Value
*	Provident Bancorp, Inc.	Common stock	**	$12,602,112
	Vanguard ST BD Index Admirl Fund	Mutual fund	**	1,339,332
	Vanguard Treasury MM Inv Fund	"	**	970,406
	Blackrock High Yield Bond K Fund	"	**	932,233
	TCW Emerging Markets Inc I Fund	"	**	752,801
	Vanguard Int-TM Bond Index ADM Fund	"	**	2,315,763
	American Funds Target Date Retirement 2020 Fund R6	"	**	16,107
	American Funds Target Date Retirement 2025 Fund R6	"	**	119,986
	American Funds Target Date Retirement 2030 Fund R6	"	**	13,003
	American Funds Target Date Retirement 2035 Fund R6	"	**	57,128
	American Funds Target Date Retirement 2040 Fund R6	"	**	183,334
	American Funds Target Date Retirement 2045 Fund R6	"	**	514,433
	American Funds Target Date Retirement 2050 Fund R6	"	**	34,671
	American Funds Target Date Retirement 2055 Fund R6	"	**	18,130
	American Funds Target Date Retirement 2060 Fund R6	"	**	24,768
	American Funds Target Date Retirement 2065 Fund R6	"	**	289,769
	Fidelity 500 Index Fund	"	**	2,499,334
	Vanguard Hi Div Yld IDX ADM Fund	"	**	1,004,367
	Vanguard Mid Cap Index ADM Fund	"	**	2,854,805
	Vanguard Mid Cap Value Index ADM Fund	"	**	181,624
	Vanguard Small Cap Index ADM Fund	"	**	1,193,787
	Vanguard Small Cap Value IDX ADM Fund	"	**	142,547
	Dimensional Fund Advisors Emerging Markets I Fund	"	**	417,372
	Schwab FMDL International SC Index Fund	"	**	131,197
	Vanguard Dev Market Index ADM Fund	"	**	911,326
	Vanguard RE Index ADM Fund	"	**	715,207
*	Notes Receivable from Participants	(4.25% - 6.50%)	- 0 -	321,305
				$30,556,847

*Party-in-interest.

**Cost information is not required for participant-directed investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PROVIDENT BANK 401(k) PLAN

Date: June 27, 2022	By:	/s/ Carol Houle
Name: Carol Houle
Title: Plan Administrator

Exhibit Index

Exhibit	Description
23.1	Consent of Independent Registered Public Accounting Firm (Caron & Bletzer, PLLC)